KMG AMERICA CORPORATION
12600 Whitewater Drive, Suite 150
Minnetonka, Minnesota 55343

August 28, 2007

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010
Washington, D.C. 20549

Re:	KMG America Corporation Form 10-K for the fiscal year ended December 31, 2006 File No. 001-32377

Dear Mr. Rosenberg:

        This is to respond to your letter of August 16, 2007, with respect to the above mentioned filing of KMG America Corporation (“KMG” or the “Company”). For convenience of reference, each comment contained in your letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

Form 10-K for fiscal year ended December 31, 2006

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Critical Accounting Policies, page 45

1.	We believe your disclosure could be improved to provide investors with a fuller understanding of the uncertainties in applying critical accounting policies and the likelihood that materially different amounts would be reported under different conditions or using different assumptions. Include quantification of the related variability in operating results that you expect to be reasonably likely to occur. For all critical accounting policies and estimates, please provide us in disclose-type format the uncertainties in applying these accounting policies, the historical accuracy of these accounting estimates, a quantification of their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Refer to Section V of Financial Reporting Release No. 72.

RESPONSE: The Company has reviewed the disclosures relating to critical accounting policies and estimates in accordance with this comment and Section V of Financial Reporting Release No. 72, and has added additional quantitative and qualitative discussion in those areas that are most uncertain or sensitive to changes. Disclosures that were contained in previous filings relating to revenues and expenses have been removed as these items are not subjective or sensitive to changes. The Company will use this revised disclosure in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” under the caption “Critical Accounting Policies” as set forth in Exhibit 1 attached hereto.

Notes to Consolidated Financial Statements, page 82

Note 2, Significant Accounting Policies, page 82

Benefit Reserves, page 85

2.	Please explain to us in disclosure-type format what is meant by the statement “benefit reserves as reported are shown on a GAAP purchase accounting basis (PGAAP).” You disclose “prior to the quarter ending June 30, 2006 this conversion was based on an adjustment to benefit reserves developed on a historical GAAP basis” and “effective June 30, 2006 a refinement in methodology was implemented whereby the benefit reserves are now being developed directly on a purchase GAAP basis”. Please explain to us how your accounting of benefit reserves for each line of business both prior to and after June 30, 2006 complied with GAAP. As it appears you changed your method of recording benefit reserves, tell us how your accounting for this change complied with SFAS 154.

RESPONSE: We completed the acquisition of Kanawha Insurance Company in December 2004 and presented the December 31, 2004 balance sheet after making the appropriate purchase accounting (“PGAAP”) adjustments as required by GAAP. One of the most significant purchase accounting adjustments was the revaluation of the acquired benefit reserves using current assumptions which we describe in more detail in Note 7 “Benefit Reserves” to the financial statements included in our Annual Report on Form 10-K for the year ended on December 31, 2006 (the “2006 Form 10-K”), on page 95. Our reference to “benefit reserves as reported are shown on a GAAP purchase accounting basis (PGAAP)” means that the assumptions (e.g. interest rates, mortality, morbidity, persistency, etc.) underlying the derivation of such benefit reserves were determined as of the date of the acquisition of Kanawha. These then-current best estimate assumptions were used to establish the fair value of the reserve liabilities as of December 31, 2004.

        Acceptable actuarial approaches for determining GAAP benefit reserves adjusted for purchase accounting include using aggregated projection models prior to developing detailed policy by policy (seriatim) calculations. The aggregate projection modeling approach is commonly used to establish initial reserve balances for insurance companies following an acquisition. Our approach prior to June 30, 2006 was based on aggregated projection models that were used to calculate reserves on a PGAAP basis.

        Ratios derived from the aggregated PGAAP projection models were applied to reserves calculated on a historical GAAP basis (“HGAAP”) from seriatim factors that were already in place in the Kanawha valuation system for many years prior to its acquisition by KMG America. It is the application of these ratios to the HGAAP reserves that is described as “an adjustment to benefit reserves developed on a historical GAAP basis”.

        During the period from December 2004 thru June 2006, PGAAP reserve factors (per unit of insurance in force) were developed on a detailed policy by policy (seriatim) basis using the same assumptions that were used in the projection models described above so that the PGAAP reserves could be calculated directly within Kanawha’s valuation system. The more refined reserve calculations validated that the Company’s aggregate projection modeling technique used initially was accurate in total but these more detailed policy by policy (seriatim) calculations resulted in changes in the components of the total reserves.

        Absent a change of control transaction, GAAP reserving principles require that the reserve methodology (valuation basis and assumptions) remains unchanged over time. Our reserve methodology (valuation basis and assumptions) did remain the same while the process by which that methodology was implemented was refined to a more detailed policy by policy (seriatim) approach. As such, the benefit reserves derived under both approaches comply with GAAP principles. The methodology was not changed; rather, the only change was the refinement of the reserve valuation process.

        The Company did consider the revision to the benefit reserves under SFAS 154 and concluded that the change should be accounted for in the current period as a change in estimate and disclosed since the changes were material.

SFAS 154 provides the following definitions:

A change in accounting estimate “is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information.” An error results from “mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared.” A change in an accounting principle results from “a change from one generally accepted accounting principle to another generally accepted accounting principle when there are two or more generally accepted accounting principles that apply.”

        We concluded that the refinement in our process for calculating reserves on a policy by policy (seriatim) basis provided new information and, therefore, was a change in estimate that should be accounted for in the current period with appropriate disclosures regarding the impact of the change. We concluded that such refinement was not the correction of an error resulting from a mathematical mistake, mistake in the application of GAAP or oversight or misuse of facts. Additionally, we concluded the refinement was not a change in accounting principle as we have refined our estimate for recording reserves based on new information available through the policy by policy (seriatim) calculations but did not change the accounting principles for reserves.

        The Company will include expanded disclosure with respect to benefit reserves in the 2007 Form 10-K in Note 2 (Significant Accounting Policies) of the “Notes to Consolidated Financial Statements”, as set forth in Exhibit 2 attached hereto.

3.	Further, please explain to us in disclosure-type format why a “significant amount of time” was necessary to develop the complete set of reserve factors needed to calculate your benefit reserves. Include in your response the reserve factors that took a “significant amount of time” to implement this “seriatim factor approach” and explain why these reserve factors were not known when you acquired Kanawha at December 31, 2004.

RESPONSE: The PGAAP reserve per unit factor development effort produced factors that varied by, among other things, plan, issue year, issue age, duration, gender, and smoker status. The benefit reserve factors that were developed were for long term, level premium products subject to SFAS 60. As such, complete sets of factors for all products were needed. Because these factors were derived on such a detailed basis, hundreds of thousands of factors needed to be developed, tested and loaded onto the benefit reserve valuation system. The substantial volume of calculations that were required and the significant staffing and financial constraints we faced as a small start-up company, all contributed to the significant amount of time it took to complete that effort. Further, while an acquiring company typically has substantial actuarial resources that would contribute to the process, this was not the case in our situation, where Kanawha’s operations became our primary operations.

        These reserve factors were not known at the time of the acquisition of Kanawha because of the magnitude of the factor development effort that was required and because the underlying assumptions on which those factors would be derived were not finalized until very close to the date of acquisition.

        The Company will include expanded disclosure with respect to benefit reserves in the 2007 Form 10-K in Note 2 (Significant Accounting Policies) of the “Notes to Consolidated Financial Statements”, as set forth in Exhibit 2 attached hereto.

4.	In addition, it appears that prior to 2006 your segment financial statement information as disclosed in Note 16. Business Segments was reported on a historical basis without GAAP purchase accounting adjustments. Please tell us why the 2005 segment financial statement amounts reported in Note 16 and discussed in MD&A have not been restated to be comparable to 2006.

RESPONSE: For financial reporting purposes, the acquisition of Kanawha is deemed to have occurred on December 31, 2004. For all reporting periods beginning on that date, benefit reserves as reported in our financial statements, including information presented at the segment level, have been based on GAAP with appropriately applied purchase accounting adjustments.

        The Company considered the revision to the benefit reserves discussed above under both SFAS 141 and SFAS 154 and concluded that the change should be accounted for in the current period as a change in estimate and disclosed since the changes were material. Under SFAS 141, the Company was not allowed to revise its initial purchase accounting adjustments since the changes occurred more than one year after the acquisition.

        SFAS 154 provides the following definitions:

A change in accounting estimate “is a necessary consequence of the assessment, in conjunction with the periodic presentation of financial statements, of the present status and expected future benefits and obligations associated with assets and liabilities. Changes in accounting estimates result from new information.” An error results from “mathematical mistakes, mistakes in the application of GAAP, or oversight or misuse of facts that existed at the time the financial statements were prepared.” A change in an accounting principle results from “a change from one generally accepted accounting principle to another generally accepted accounting principle when there are two or more generally accepted accounting principles that apply.”

        We concluded that the refinement in our process for calculating segment reserves on a policy by policy (seriatim) basis provided new information and, therefore, was a change in estimate that should be accounted for in the current period with appropriate disclosures regarding the impact of the change. We concluded that such refinement was not the correction of an error resulting from a mathematical mistake, mistake in the application of GAAP or oversight or misuse of facts. Additionally, we concluded the refinement was not a change in accounting principle as we have refined our estimate for recording reserves based on new information available through the policy by policy (seriatim) calculations but did not change the accounting principles for reserves. This change in estimate was not material to the consolidated financial statements but did impact our segment reserves. Note 16 “Business Segments” to the financial statements included in our 2006 Form 10-K on page 109, includes a comprehensive discussion and quantification of the change in estimate of reserves by segment. We believe the disclosures on page 85, page 95 and page 109 of our 2006 Form 10-K provide appropriate disclosure of the change in reserve estimates for each of the affected segments.

      The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (952) 930-4804 if you have any questions or require any additional information with regard to our response.

Sincerely,

/s/   Scott H. DeLong III

Scott H. DeLong III
Senior Vice President and Chief Financial Officer

Exhibit 1

The Company has reviewed the disclosures relating to critical accounting policies and estimates in accordance with this comment and Section V of Financial Reporting Release No. 72, and has added additional quantitative and qualitative discussion in those areas that are most uncertain or sensitive to changes. Disclosures that were contained in previous filings relating to revenues and expenses have been removed as these items are not subjective or sensitive to changes. The Company will use this revised disclosure in the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “2007 Form 10-K”) in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations,” under the caption “Critical Accounting Policies” as set forth below. Revisions are shown in bolded italics for ease of review.

      Critical Accounting Policies

We consider the following accounting policies to be critical due to the amount of judgment and uncertainty inherent in the application of these policies. In calculating financial statement estimates, the use of different assumptions could produce materially different estimates. In addition, if factors such as those described in Item 1A of this report cause actual events to differ from the assumptions used in applying the accounting policies and calculating financial estimates, our business, results of operations, financial condition and liquidity could be materially adversely affected.

        Reserves.   Policy benefit reserves and other claim reserves are established according to generally accepted actuarial principles and are based on a number of factors. Policy benefit reserves are estimated and include assumptions made when the policy is issued as to the expected investment yield, inflation, mortality, morbidity, claim termination rates, awards for social security and withdrawal rates, as well as other assumptions that are based on our experience. These assumptions reflect anticipated trends and include provisions for possible unfavorable deviations. Throughout the life of the policy, reserves are based on these original assumptions and cannot be modified pursuant to GAAP unless policy reserves prove inadequate. Claim reserves are based on factors that include historical claim payments experience and actuarial assumptions used to estimate expected future claims experience. These assumptions and other factors include trends in claims severity, frequency and other factors discussed below, the incidence of incurred claims, the extent to which all claims have been reported and internal claims processing changes. The methods of making these estimates and establishing the related reserves are periodically reviewed and updated. Since claim reserve estimates are refined as experience develops, they are subject to some variability of assumptions. Relative to policy benefit reserves, claim reserves represent a small part of the Company’s overall reserve liabilities. Claim reserves were xx% and 2.5% of the total reserve liability at December 31, 2007 and 2006, respectively.

        Policy benefit and claim reserves do not represent an exact calculation of our ultimate liability, but instead represent our probability-based estimate of what we expect the ultimate settlement and administration of a claim or group of claims will cost based on our assessment of facts and circumstances then known. Policy benefit reserves represent reserves established for claims not yet incurred. Claim reserves represent liabilities established for claims that have been incurred and have future benefits to be paid as of the balance sheet date. The adequacy of reserves will be impacted by future trends in claims severity, frequency and other factors including:

•	changes in the economic cycle;
•	the level of market interest rates and inflation;
•	emerging medical perceptions regarding physiological or psychological causes of disability;
•	emerging health issues and new methods of treatment or accommodation;
•	legislative changes and changes in taxation;
•	inherent claims volatility in a new book of business, such as our employer excess risk insurance; and
•	claims handling procedures.

        Many of these items are not directly quantifiable, particularly on a prospective basis. Claims reserve estimates are refined as experience develops. Adjustments to reserves, both positive and negative, are reflected in the consolidated statements of operations of the period in which such estimates are updated. Because establishment of reserves is an inherently uncertain process involving estimates of future losses, there can be no certainty that ultimate losses will not exceed existing reserves. Future loss development could require reserves to be increased, which could have a material adverse effect on earnings in the periods in which such increases are made.

        Particularly with respect to new lines of business, there is some inherent uncertainty as to how claims experience will emerge so, initially before actual claim experience develops, we must rely more heavily on estimates in setting the claim reserves. The line of business which is exposed to the greatest degree of uncertainty relative to those estimates is the annually renewable stop loss business which we began issuing in mid-2005. Claim reserves for this line of business represent a short-term liability but are subject to greater variability than other lines of business. Initially, we relied on pricing assumptions, a common industry practice relative to new books of stop loss business, to establish expected loss ratios on which our claim reserves were based.

        The Company uses actual claims data as it emerges, to re-evaluate the expected loss ratios used to determine future claim liabilities relative to in force business and, if necessary, would modify the estimated loss ratios on new cases as well. To the extent that emerging experience varies from the loss ratio assumptions, the claim reserves could be increased or decreased which could have a material effect on earnings in the periods in which such increases or decreases are made. An increase in estimated loss ratio of x% would increase claim reserves and thereby decrease earnings by $Y.(1)

_________________
        (1)   At December 31, 2006, the estimated loss ratio was increased by 8% and the claim reserves increased by $2.1 million.

        Reserving Methodology. Policy benefit reserves for life insurance, long-term care insurance, individual and group accident and health insurance, disability insurance and group life and health insurance are recorded at the present value of future benefits to be paid to policyholders less the present value of the future net premiums (this method is called the “net level premium method”). These amounts are estimated and include assumptions made when the policy is issued as to the expected investment yield, inflation, mortality, morbidity, claim termination rates, awards for social security and withdrawal rates, as well as other assumptions that are based on our experience. These assumptions reflect anticipated trends and include provisions for possible unfavorable deviations. Throughout the life of the policy, reserves are based on these original assumptions and cannot be modified pursuant to GAAP unless policy reserves prove inadequate. We also record an unearned premium reserve which represents the portion of premiums collected or due and unpaid which is intended to pay for insurance coverage in a period after the current accounting period.

        Loss recognition testing of our policy benefit reserves is performed annually. This testing involves a comparison of our actual net liability position (all liabilities less DAC and VOBA) to the present value of future net cash flows calculated using then-current assumptions. These assumptions are based on our best estimate of future experience. To the extent a premium deficiency exists, it would be recognized immediately by a charge to the statement of operations and a corresponding reduction in DAC or VOBA. Any additional deficiency would be recognized as a premium deficiency reserve. Historically, loss recognition testing has not resulted in an adjustment to DAC or reserves. These adjustments would occur only if economic, mortality and/or morbidity conditions significantly deviated from the underlying assumptions.

        In accordance with GAAP purchase accounting requirements, our predecessor’s policy and contract reserves were recorded at fair value upon the closing of the Kanawha acquisition. The policy and contract reserves were calculated as the present value of future benefits and expenses less the present value of future net premiums. These values were actuarially determined and were based upon assumed future interest rates, administrative expenses, mortality, morbidity and policy lapse rates as appropriate for the particular benefit on the purchase date. For long-term care insurance, assumptions for the present value of net premiums in the fair value calculation are consistent with current and anticipated premium increases, including those approved in the last twelve to eighteen months in certain jurisdictions for policies currently in force. These assumptions now serve as the original assumptions described in the first paragraph above under the caption “Reserving Methodology”.

        Reserve interest assumptions (i.e., discount rates) used by us in establishing our current policy benefit reserves were modified on the purchase date. The valuation interest rate is determined by taking into consideration actual and expected earned rates on our asset portfolio. Benefit reserves for limited payment policies take into account, where necessary, any deferred profits to be recognized in income over the policy term. Policy benefit claims are charged to expense in the period that the claims are incurred.

        The discount rate is the interest rate at which future net cash flows are discounted to determine the present value of such cash flows. If the discount rate chosen is higher than actual future investment returns, our investment returns will be insufficient to support the interest rate assumed when reserves were established. In this case, the reserves may eventually be insufficient to support future benefit payments. Alternatively, if a discount rate is chosen that is lower than actual future investment results, the reserves, and, for products such as long-term care insurance, the claims incurred in the current period will be overstated and profits will be accumulated in the reserves rather than reported as current earnings. We set our discount rate assumptions in conjunction with the current and expected future investment income rate of the assets supporting the reserves. If the investment yield at which new investments are purchased is below or above the investment yield of the existing investment portfolio, it is likely that the discount rate chosen at future financial reporting dates will vary accordingly.

        Deferred Acquisition Costs. The costs of acquiring new business that vary with and are primarily related to the production of new business have been deferred to the extent that these costs are deemed recoverable from future premiums or gross profits and are amortized into income as discussed below. Acquisition costs primarily consist of commissions, policy issuance expenses and some direct marketing expenses.

        For most insurance products, amortization of DAC is recognized in proportion to the ratio of annual premium revenue to the total anticipated premium revenue, which gives effect to expected terminations. DAC is amortized over the premium-paying period of the related policies. Anticipated premium revenue is determined using assumptions consistent with those utilized in the determination of liabilities for insurance reserves, and as such can not be subsequently modified once established. Absent a premium deficiency, as described in the following paragraph, variability in amortization after policy issuance is caused only by variability in persistency (which is the annual rate at which policies remain in effect or in force). If actual persistency is higher than assumed, then actual amortization will be slower. In this event, premiums, claims and policy reserves would also be higher, which when netted together would generally increase operating profits. Conversely, if actual persistency is lower than assumed, then actual amortization will be faster. In this event, premiums, claims and policy reserves would also be lower, which when netted together would generally decrease operating profits. The Company is unable to predict the movement or impact of these offsetting items over time.

        A premium deficiency is recognized immediately by a charge to the statement of operations as a reduction of DAC to the extent that future policy premiums, including anticipated interest income, are not adequate to recover all DAC and related claims, benefits and expenses. If the premium deficiency is greater than unamortized DAC, a liability will be accrued for the excess deficiency. The Company has never had a premium deficiency.

        We eliminated all of our predecessor’s DAC upon the closing of the Kanawha acquisition as part of the application of GAAP purchase accounting requirements. We began recording DAC prospectively on January 1, 2005.

        Value of Business Acquired. VOBA is the value assigned to the insurance in force of acquired insurance companies or blocks of business at the date of acquisition. The amortization of VOBA is recognized using amortization schedules established at the time of the acquisitions based upon expected patterns of premiums, mortality, policy lapses, and morbidity as adjusted to take into account variances between expected and actual costs. VOBA is amortized over the expected life of the underlying business reinsured (or acquired).

        We eliminated all of our predecessor’s historical VOBA upon the closing of the Kanawha acquisition as part of our application of GAAP purchase accounting requirements. We simultaneously re-established VOBA for the value of our predecessor’s in force business. VOBA interest rate assumptions to amortize the VOBA were also reset upon the closing of the Kanawha acquisition and the rate was approximately 6.0% on both December 31, 2005 and December 31, 2006.

        Under our assumptions as of December 31, 2006, we estimate that the amortization of VOBA, for the next five years will be as follows:

Year Ended December 31:	Amortization
2007	4.96%
2008	4.93
2009	5.24
2010	5.23
2011	5.14

        Absent a premium deficiency, variability in amortization after policy acquisition is caused only by variability in persistency. If actual persistency is higher than assumed, then actual amortization will be slower. In this event, premiums, claims and policy reserves would also be higher, which when netted together would generally increase operating profits. Conversely, if actual persistency is lower than assumed, then actual amortization will be faster. In this event, premiums, claims and policy reserves would also be lower, which when netted together would generally decrease operating profits. The Company is unable to predict the movement or impact of these offsetting items over time.

        A premium deficiency is recognized immediately by a charge to the statement of operations as a reduction of VOBA to the extent that future policy premiums, including anticipated interest income, are not adequate to recover all VOBA and related claims, benefits and expenses. If the premium deficiency is greater than unamortized VOBA, a liability will be accrued for the excess deficiency. The Company has never had a premium deficiency.

        Investments.   We regularly monitor our investment portfolio to ensure that investments that may be other than temporarily impaired are identified in a timely fashion and properly valued and that any impairment is charged against earnings in the proper period. Our investment portfolio is managed by an external asset management firm, with the exception of certain invested assets that are managed internally. Our methodology used to identify potential impairments requires judgment by us in conjunction with our investment managers.

        Changes in individual security values are monitored on a monthly basis in order to identify potential problem credits. In addition, pursuant to our impairment testing process, each month the portfolio holdings are reviewed with additional screening for securities whose market price is equal to 80% or less of their original purchase price. Management then makes an assessment as to which of these securities are other than temporarily impaired. Assessment factors include, but are not limited to, the financial condition and rating of the issuer, any collateral held and the length of time the market value of the security has been below cost. Each month the watch list is distributed to our investment committee and the outside investment managers, and discussions are held as needed in order to make any impairment decisions. Each quarter any security deemed to have been other than temporarily impaired is written down to its then current market value, with the amount of the write-down reflected in the statement of operations for that quarter. Previously impaired issues are also monitored monthly, with additional write-downs taken quarterly if necessary.

        There are risks and uncertainties involved in making these judgments. Changes in circumstances and critical factors such as a continued weak economy, a pronounced economic downturn or unforeseen events which affect one or more companies, industry sectors or countries could result in additional write-downs in future periods for impairments that are deemed to be other-than-temporary.

        Effective December 31, 2004, our investments were recorded at fair value, thereby eliminating all unrealized gains and losses, as part of the application of GAAP purchase accounting requirements. Since that time, the Company has recognized impairment charges of $0.0 million and $0.2 million in 2006 and 2005, respectively.

        Reinsurance.   As part of our overall risk and capacity management strategy, we purchase reinsurance for loss protection to manage individual and aggregate risk exposure and concentration, to free up capital to allow us to write additional business and, in some cases, effect business dispositions. We utilize ceded reinsurance for those product lines where there is exposure on a per risk basis or in the aggregate which exceeds our internal risk retention and concentration management guidelines.

        Reinsurance recoverables represent the portion of the policy and contract liabilities that are covered by reinsurance. These liabilities include reserves for life, annuity, accident and health, policy and contract claims and other policyholder liabilities as shown in the consolidated balance sheets. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies reinsured. Amounts recoverable from reinsurers are estimated in a manner consistent with the methods used to determine the underlying liabilities reported in our and our predecessor’s consolidated balance sheets.

        Under indemnity reinsurance transactions in which we are the ceding insurer, we remain liable for policy claims if the assuming company fails to meet its obligations. In the event one or more assuming companies were to default on its obligations, it could have an adverse effect on our business, results of operations and financial condition. To limit this risk, we have implemented procedures to evaluate the financial condition of reinsurers and to monitor the concentration of credit risk to minimize this exposure. In some cases, the reinsurers have placed amounts in trust that would be the equivalent of the recoverable amount and for which we are the beneficiary. The selection of reinsurance companies is based on criteria related to solvency and reliability and, to a lesser degree, diversification. An estimated allowance for doubtful accounts is recorded on the basis of periodic evaluations of balances due from reinsurers, reinsurer solvency, management experience and current economic conditions. As of December 31, 2006, 2005 and 2004, there were no allowances for doubtful accounts. The Company has never written off any amounts due to unrecoverable reinsurance.

Exhibit 2

The Company will include expanded disclosure with respect to benefit reserves in the 2007 Form 10-K in Note 2 (Significant Accounting Policies) of the “Notes to Consolidated Financial Statements”, as set forth below. Revisions are shown in bolded italics for ease of review.

        Benefit Reserves

        Insurance reserves for individual life insurance, individual accident and health insurance, group life insurance and group accident and health insurance are associated with earned premiums so as to recognize profits over the premium-paying period. This association is accomplished by recognizing the liabilities for insurance reserves on a net level premium method based on assumptions deemed appropriate at the date of issue as to future investment yield, mortality, morbidity, withdrawals and maintenance expenses, and including margins for adverse deviations. Interest assumptions are based on the Company’s experience. Mortality, morbidity and withdrawal assumptions are based on recognized actuarial tables or the Company’s experience, as appropriate. Life reserves are calculated using mean reserve factors. Accident and health reserves are calculated using mid-terminal reserve factors. Benefit reserves for investment products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances.

Benefit reserves as reported are shown on a GAAP basis with appropriate purchase accounting adjustments (“PGAAP”). This means that the assumptions (e.g. interest rates, mortality, morbidity, persistency, etc.) underlying the derivation of such benefit reserves were determined as of the date of the acquisition of Kanawha. Prior to June 30, 2006, our approach was based on aggregate projection models that were used to calculate reserves on a PGAAP basis. An aggregate projection modeling approach is commonly used to establish reserve balances for insurance companies prior to developing policy by policy (seriatim) calculations. Effective June 30, 2006, a refinement in our process was implemented whereby the PGAAP reserves are now being developed on a policy by policy (seriatim) basis. This seriatim approach was not implemented in prior quarters because it took a considerable amount of time to complete the substantial volume of calculations that were required to produce reserve factors that varied by, among other things, plan, gender, issue age, duration, and smoker status. The benefit reserve factors that were developed were for long term, level premium products subject to SFAS 60. As such, complete sets of factors for all products were needed. The significant staffing and financial constraints we faced as a small start-up company also contributed to the amount of time it took to complete that effort. Further, while an acquiring company typically has substantial actuarial resources that would contribute to the process, this was not the case in our situation, where Kanawha’s operations became our primary operations.

        These reserve factors were not known at the time of the acquisition of Kanawha because of the magnitude of the factor development effort that was required and because the underlying assumptions on which those factors would be derived were not finalized until very close to the date of acquisition.

        The refinement of the approach to use seriatim developed reserves had no material impact on income but does have an impact on the balance sheet on a segment by segment basis. This balance sheet impact is further discussed in Note 16 (Business Segments).

        Loss recognition testing of the Company’s policy benefit reserves is performed annually. This testing involves a comparison of the Company’s actual net liability position (all liabilities less DAC) to the present value of future liabilities calculated using then-current assumptions. These assumptions are based on the Company’s best estimate of future experience. To the extent a premium deficiency exists, it would be recognized immediately by a charge to the statement of operations and a corresponding reduction in DAC. Any additional deficiency would be recognized as a premium deficiency reserve. Historically, loss recognition testing has not resulted in an adjustment to DAC or reserves. These adjustments would occur only if economic, mortality and/or morbidity conditions significantly deviated from the underlying assumptions.